Putnam Investments
One Post Office Square
Boston, MA 02109
February 20, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sally Samuel

Re:	Comments on Post-Effective Amendment No. 57 to the Registration Statement on Form
N-1A (File No. 811-02280), filed with the Securities and Exchange Commission (the
“Commission”) on December 30, 2014 (the “Amendment”), of Putnam Convertible Securities
Fund (the “Fund”)

Dear Ms. Samuel:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on February 3, 2015 regarding the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: Please confirm that any summary prospectus used by the Fund will comply with the disclosure and other requirements of Rule 498 under the Securities Act of 1933, as amended.

Response: The Fund’s summary prospectus, which was not included in the Amendment, will comply with the disclosure and other requirements of Rule 498.

2. Comment: If the Fund will be engaging in short sales of securities as a principal investment strategy, please (i) reflect the costs associated with short sales in the fee table in accordance with the requirements of Form N-1A and (ii) disclose the Fund’s policy for segregating assets to cover the Fund’s obligations under any short sales.

Response: The Fund does not currently engage in short sales of securities.

3. Comment: Consider disclosing in the summary portion of the prospectus the Fund’s policy of investing, under normal circumstances, at least 80% of its net assets in convertible securities.

Response: The Fund will revise the prospectus to include this disclosure in the summary portion.

4. Comment: Please confirm supplementally whether the Fund invests in contingent convertible bonds. If contingent convertible bonds represent a principal investment strategy of the Fund’s, please provide appropriate disclosure in the summary portion of the prospectus about this strategy and its associated risks.

Response: The Fund does not currently invest in contingent convertible bonds and investing in contingent convertible bonds is not a principal investment strategy of the Fund.

5. Comment: In the summary portion of the prospectus, where the Fund discloses its intent to invest in below-investment-grade convertible securities, please indicate that below-investment-grade bonds are sometimes referred to as “junk bonds.”

Response: The Fund will revise the summary portion of the prospectus accordingly.

6. Comment: In the paragraph “Common stocks” in the section “What are the fund’s main investment strategies and related risks?” please identify the industries or sectors in which the Fund may invest a significant portion of its investments.

Response: The Fund has determined to remove the reference in the “Common stocks” paragraph to investing a significant portion of its assets in one or more related industries or sectors, as it is not currently anticipated that the Fund will so focus its investments.

7. Comment: Please disclose the month, as well as the year, in which each portfolio manager of the Fund became a portfolio manager.

Response: We believe that the Fund’s current disclosure, which states the year in which each portfolio manager of the Fund became a portfolio manager, is consistent with the requirement of Item 5(b) of Form N-1A to state the “length of service” of each portfolio manager.

8. Comment: Please confirm whether, in light of the Fund’s statement that “We may invest in foreign investments, although they do not represent a primary focus of the fund,” the paragraph “Foreign investments” in the section “What are the fund’s main investment strategies and related risks?” is appropriately included in that section.

Response: While, as stated in the Fund’s prospectus, foreign investments are not a “primary focus” of the Fund, such investments do constitute a “principal investment strategy” within the meaning if Item 9 of Form N-1A, and accordingly we believe the disclosure about foreign investing and its related risks in the section “What are the fund’s main investment strategies and related risks?” is appropriate.

9. Comment: In the section “Policy on excessive short-term trading,” consider disclosing that the Fund has entered into agreements with intermediaries in accordance with Rule 22c-2 under the Investment Company Act of 1940 and discussing the significance of those agreements to the Fund’s policies in respect of frequent purchases and redemptions of the Fund’s shares.

Response: In our view, Item 11(e)(4)(iii) of Form N-1A does not require reference to any agreements entered into by the Fund in accordance with Rule 22c-2. As required by Item 11(e), the Fund’s prospectus describes the Fund’s policies in respect of excessive short-term trading and the application of those policies to accounts maintained by intermediaries, including omnibus accounts. We do not believe that a shareholder’s understanding of these issues would be meaningfully enhanced by including a reference to Rule 22c-2 or to the agreements entered into by the Fund in compliance therewith.

10. Comment: In setting forth in the Statement of Additional Information the Fund’s policy limiting illiquid securities to 15% of the Fund’s net assets, please state that if illiquid securities exceed such limit, the Fund will take appropriate steps to reduce the Fund’s illiquid positions to 15% or less of the Fund’s net assets.

Response: We will revise the Statement of Additional Information to state that “[i]f, as a result of a change in values or net assets or other circumstances, greater than 15% of the fund's net assets are invested in [illiquid] securities, the fund will take such steps as are deemed advisable to protect the fund's liquidity.”

11. Comment: In the section “Disclosure of Portfolio Information” in the Statement of Additional Information, please identify recipients of information relating to the Fund’s portfolio securities by name, rather than generically, in accordance with Item 16(f)(2) of Form N-1A.

Response: The Fund will revise this section of the Statement of Additional Information to identify recipients of portfolio holdings under “ongoing arrangements” as required by Item 16(f)(2).

12. Comment: In accordance with Rule 483 under the Securities Act of 1933, where the Fund has entered into substantially identical contracts with multiple contracts (e.g., dealer sales contracts), please file as an exhibit to the Registration Statement one sample of each such agreement and a schedule identifying the contracts not being filed as exhibits and setting forth variances from the sample contract.

Response: The Fund will, beginning with its next post-effective amendment to the Registration Statement, file schedules identifying contracts not filed as exhibits, as contemplated by Rule 483.

13. Comment: Please set forth supplementally the basis on which the information required by Item 30 of Form N-1A is provided through incorporation by reference to the Fund’s organizational documents.

Response: We believe that General Instruction D.1(c) to Form N-1A, as well as other Commission rules and guidance, permit the Fund, in providing the information required by Item 30, to incorporate such information by reference to a document previously filed with the Commission.

Putnam Convertible Securities Fund, with respect to the Amendment, further acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP